Exhibit 99.1

Neo-Concept International Launches Les100Ciels Store in Abu Dhabi: A New Chapter in MENA!

HONG KONG, April 1, 2025 (GLOBE NEWSWIRE) – Neo-Concept International Group Holdings Limited (Nasdaq: NCI) is excited to announce the soft opening of its very first Les100Ciels store in the Middle East and North Africa (MENA) region! Located at The Galleria Al Maryah Island in Abu Dhabi, which took place on March 27, 2025.

This milestone marks a significant leap forward in our journey, following the successful launch of our joint venture with Liwa Trading Enterprises LLC, designed to boost our retail footprint in the vibrant MENA markets.

The debut of The Galleria store, coupled with our new Middle East e-shop, is a pivotal step in our mission to deliver an outstanding shopping experience—both online and in-store—for our customers in the MENA region.

“This new store at The Galleria is a true reflection of our commitment to growing Les100Ciels in the MENA region,” said Ms. Eva Siu, Chairlady of the Board of Directors and Chief Executive Officer of NCI. “We’re dedicated to providing a shopping experience that captures the essence of our brand.”

Join us in celebrating the soft opening of our first store outside of London! Experience the unique apparel collection that Les100Ciels has to offer.

- END -

About Liwa Trading Enterprises LLC

Liwa Trading Enterprises LLC is a subsidiary of Al Nasser Holdings, a prominent UAE-based conglomerate. Established in 1987, Liwa was founded to build a presence in the retail sector. Over the years, Liwa has developed a diverse retail portfolio across fashion, footwear, accessories, and home categories. The company operates 20 international brands with 250 stores throughout the GCC region.

Liwa’s market expertise has enabled successful franchise partnerships, allowing it to cater to evolving consumer needs and provide a best-in-class retail experience. From a single store opening in Abu Dhabi in 1987, Liwa has grown to become a significant regional player.

Upholding Al Nasser Holdings’ vision, Liwa remains committed to delivering exceptional customer experiences and expanding its brand portfolio to meet market demands.

For more information, please visit www.liwastores.com

About Neo-Concept International Group Holdings Limited

Neo-Concept International Group Holdings Limited (“NCI”) is a one-stop apparel solution services provider. It offers a full suite of services in the apparel supply chain, including market trend analysis, product design and development, raw material sourcing, production and quality control, and logistics management, serving customers located in the European and North American markets. It also sells its own branded fashion products under the brand “Les100Ciels” through retail stores in the UK and UAE, as well as the e-commerce platforms www.les100ciels.com and www.les100ciels.me.

NCI is dedicated to minimizing its environmental footprint by implementing various eco-friendly practices. It prioritizes recycling, clean processes, and traceable sourcing as part of its commitment to reducing environmental impact. Additionally, NCI actively seeks sustainable solutions throughout the garment production process, aiming to meet the needs of its customers in an environmentally responsible manner.

SAFE HARBOR STATEMENT

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Enquiries:

Neo-Concept International Group Holdings Limited Investor Relations Contact:

10/F, Seaview Centre
No.139-141 Hoi Bun Road
Kwun Tong, Kowloon, Hong Kong
(+852) 2798-8639
Email: ir@neo-ig.com